

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Mr. James Roller
Chief Financial Officer
Jaguar Mining Inc.
125 North State St.
Concord, NH 03301

      Re: **Jaguar Mining Inc.**
               Form 40-F for Fiscal Year Ended December 31, 2007
               Filed March 31, 2008
               File No. 1-33548

Dear Mr. Roller:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Cash Flow, Liquidity and Capital Resources

Contractual Obligations, page 9

1.   Please refer to Item 12 of Notes to Paragraph (9) of General Instruction B of Form 40-F, and modify your presentation of your table of contractual obligations to present the information in the format and for the periods contemplated.

Exhibit 31

2.   We note your officers' statements in the certifications that this *annual report* does not contain any untrue statement of a material fact. In future filings, please indicate that this *report* does not contain any untrue statement of a material fact.

Exhibit 99.1

Auditors' Report on Reconciliation to United States GAAP

3.   Please explain why you have provided a separate audit report of your reconciliation to US GAAP.

Reconciliation to United States GAAP

4.   We note your disclosure under Note a) that indicates you capitalize exploration costs upon the establishment of commercially mineable reserves. Please note, that under U.S. GAAP, exploration costs should be expensed as incurred, regardless of a projects stage of development or the existence of reserves. It appears you should modify your financial information prepared under U.S. GAAP accordingly.

5.   We note your presentation of stock based compensation as a single line item in your Consolidated Statement of Operations under Canadian GAAP. Please refer to paragraph F of SAB Topic 14, and modify your U.S. GAAP presentation accordingly.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3740 with any other questions.

                                                                Sincerely,

                                                                H. Roger Schwall
                                                                Assistant Director